VIA EDGAR
February 19, 2010
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4720
Washington, D.C. 20549

Attention:	Rose Zukin, Staff Attorney Jeffrey P. Riedler, Assistant Director

RE:	Anadys Pharmaceuticals, Inc. Form 10-K for the Fiscal Year ended December 31, 2008 Filed March 3, 2009 Schedule 14A filed April 9, 2009 File Number: 000-50632
Ladies and Gentlemen:
Anadys Pharmaceuticals, Inc. (the “Company”) is electronically transmitting this letter to the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in response to the follow up comment received from the Staff contained in the letter from the Staff dated January 27, 2010 (the “Follow-Up Comment Letter”) with respect to the Company’s filings referenced above. The numbering of the paragraphs below correspond to the numbering of the comments included in the Follow-Up Comment Letter, which for the Staff’s convenience we have incorporated into this response letter.
Schedule 14A
Compensation of Executive Officers
Compensation Discussion and Analysis, page 15
Individual Performance and Compensation of the President and CEO, Page 18 and Compensation Highlights for the other NEOs, page 19
3.	We note your response to Comment 3 and reissue the Comment in part. It appears that the individual performance rating achieved by each NEO is based on, among other things, performance against individual objectives. However, your Compensation Discussion and Analysis does not provide a sufficient discussion of the individual objectives that were considered in order to determine each NEO’s cash performance bonus in part. Please provide us with draft disclosure for your 2010 proxy statement which describes the individual performance objectives. To the extent that the objectives are quantified, the discussion in your proxy statement should also be quantified. Please also confirm that you will disclose the level of achievement of these objectives.
As clarification, the Company respectfully submits that the assessment of each NEO’s individual performance is discretionary, and tied to a holistic assessment of the individual’s performance for the year rather than the level of achievement of articulated objectives. The individual objectives for the NEOs referenced in the Company’s previous response letter are not established by the Board of Directors or its Compensation Committee, but rather are formulated by each NEO to help articulate their planned respective contribution toward the corporate goals. While the achievement of corporate objectives is quantified, each NEO’s relative contribution to those objectives is only one qualitative component against which the individual’s performance is assessed.
The Company respectfully submits the following revised disclosure, which the Company intends to include in the Compensation Discussion and Analysis section of the Company’s Definitive Proxy Statement on Schedule 14A to be filed in April 2010:
“In determining the individual performance ratings of the NEOs, we assess performance against a number of factors, including each NEO’s relative contributions to our corporate goals, demonstrated career growth and level of performance in the face of limited resources and other challenges, as well as the respective officer’s overall department performance. This assessment is conducted in a holistic fashion, in contrast to the summation of individual components as is done to arrive at the corporate performance rating.
Once an assessment is conducted regarding the level of individual performance for each NEO in qualitative terms, the Executive Officer Bonus Plan then provides guidelines for translating this performance assessment into a numerical rating. Both the initial qualitative assessment and the translation into a numerical rating are made by the Committee on a discretionary basis. We believe that conducting a discretionary assessment for the individual component of the NEOs’ performance ratings provides for flexibility in the evaluation of our NEOs and thereby maximizes our ability to direct the NEOs’ performance to potentially changing company priorities throughout the year.
The Committee looks to the CEO’s performance assessments of the other NEOs and his recommendations regarding a performance rating for each, as well as input from the other board members. These recommendations may be adjusted by the Committee prior to finalization. For the CEO, the Committee evaluates the CEO’s performance, taking into consideration input from the other Board members.”
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The Company further acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We hope that the foregoing adequately responds to the Follow-Up Comment Letter. Please contact me at (858) 530-3613 if you have any questions or would like any additional information regarding this matter.

Sincerely,

/s/ Elizabeth E. Reed Elizabeth E. Reed
Senior Vice President, Legal Affairs
and General Counsel
5871 Oberlin Drive, Suite 200, San Diego, CA 92121 • Phone: 858.530.3600 • Fax: 858.527.1540
www.anadyspharma.com